Exhibit 99.1

Media Contacts:
Talia Rimon, Director of Corporate Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
jennifer@theinkstudio.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE AND SCOPUS VIDEO NETWORKS
SIGN A NON-BINDING TERM SHEET FOR THE SALE OF OPTIBASE’S DIGITAL VIDEO AND
STREAMING BUSINESS

        HERZLIYA, Israel, August 4, 2008 – Optibase Ltd. (NASDAQ:OBAS) (“Optibase” or the “Company”), a leader in advanced digital video solutions announced today that Optibase and Scopus Video Networks Ltd. signed a non-binding term sheet for the sale by Optibase to Scopus of Optibase’s digital video and streaming business (the “Business”).

        In consideration for the purchase of the Business, Scopus will issue Optibase 2,600,000 ordinary shares of Scopus, currently representing prior to the issuance approximately 19% of Scopus’ share capital. In addition, the parties agreed on an earn-out mechanism pursuant to which Scopus may issue to Optibase up to additional 900,000 ordinary shares of Scopus subject to achievement of sales goals. Immediately following the closing of such transaction, Optibase will hold approximately 46% of Scopus’ issued share capital, or approximately 49% of Scopus’ issued share capital, assuming the issuance of the additional shares pursuant to the earn-out mechanism.

        Optibase and Scopus agreed that all necessary corporate actions will be taken in order to amend Scopus’ articles of association such that Scopus will no longer have a staggered board and Scopus shall adopt instead standard provisions regarding the appointment of directors at Scopus’ general meeting by an ordinary majority and agreed on the composition of the board of directors following the closing.

        Implementation of the abovementioned transaction is subject to the fulfillment of certain conditions precedent standard for transactions of this nature, including, inter alia, completion of due diligence, the conclusion of a definitive agreement, receipt of all necessary approvals and permits and the receipt of shareholders’ approval of each of Optibase and Scopus by special majorities. The transaction is expected to close in the fourth quarter of 2008. However, there is no assurance that a definitive agreement providing for the transaction as contemplated by the term sheet will be executed or that the transaction will be consummated at such time or at all.

        A copy of the term sheet was furnished to the Securities and Exchange Commission on Form 6-K on August 4, 2008 and is available at www.sec.gov.

        Tom Wyler, President and CEO of Optibase, said, “Optibase brings a strong and established brand. Our strengths in Video streaming applications along with our state of the art technology and global presence are an asset in the IPTV, government and education and video to the desktop markets.”

    Mr. Wyler concluded, “We are excited at the prospects and range of opportunities this transaction embeds. We believe the combined product offering and complementary target markets will enhance the already growing business and will bring added value to our shareholders.”

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning a proposed business combination.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These risks and uncertainties include the risk that the definitive agreement may not be concluded, the proposed combination may not close, including the risk that the requisite shareholder and regulatory approvals may not be obtained; difficulties that may be encountered in integrating the combined businesses and realizing the potential synergies of the proposed combination; and the other risks and uncertainties faced by each company, as reported in their most recent respective Forms 20-F and other filings with the Securities and Exchange Commission, including in the case of Optibase ,but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition and Optibase’s ability to manage growth and expansion. Optibase does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com. This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.